UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68601

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2021 AND ENDING_____12/31/2021_____

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citco Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700

(No. and Street)

Toronto	Ontario, Canada	M4W 1A8
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Case	+1- 647-260-6555	scase@citcosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Scott Case, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citco Securities Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CEO



Notary Public   / Elizabeth Jasim

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a Public Document**.**



Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Citco Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2022

We have served as the Company's auditor since 2019.

Citco Securities Inc.

Statement of Financial Condition as at December 31, 2021

(Stated in U.S. Dollars)

	Note		
Assets			
Cash	2.8	861,098	
Other assets	7	17,985	
Total assets			879,083
Equity and liabilities			
Liabilities			
Accrued expenses and other payable		206,073	
Total liabilities			206,073
Equity			
Share capital	6	1	
Additional paid-in capital		2,915,000	
Accumulated deficit		(2,241,991)	
Total equity attributable to the shareholder of the company			673,010
Total equity and liabilities			879,083

See accompanying notes to the financial statement.

Citco Securities Inc.

Notes to the Financial Statement

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k (2) (ii) as the Company does not maintain customer accounts and clears all customer transactions on a fully disclosed basis with a clearing firm.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited ("Parent"). The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

The Company's activities are assisting clients with administrative activities to invest in certain money market funds generating fixed service fees, acting as an agent for institutional buyers and seller (collectively "Institutions"), by facilitating the purchase and sale of private placement securities on behalf of the institutions, on a no recommendations basis through the Citco Fund Net system or its functional equivalent, which may be adopted from time to time; in conjunction therewith, and referring broker acting as introducer of seller to buyer in a secondary sale of a private placement, the firm does not act as placement agent for any issuer.

2. Principle accounting policies

2.1 Statements of compliance

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The U.S. Dollar is the functional currency of the Company.

2.2 Basis of measurement

This financial statement has been prepared on a historical cost basis.

Citco Securities Inc.

Notes to the Financial Statement

2.3   Use of estimates in the preparation of financial statements

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the year. Actual results could differ materially from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4   Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period.

2.5   Taxation

The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net income in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The recognition of deferred tax asset is reviewed on annual basis.

2.6   Fair value of financial assets and liabilities

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

All of the Company's financial assets and liabilities, including cash, other assets, due to affiliates, accounts payable and accrued liabilities, are carried at amounts which approximate fair value due to their short-term nature or imminent maturity. All assets and liabilities are level 1.

Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Citco Securities Inc.

Notes to the Financial Statement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Citco Securities Inc.

Notes to the Financial Statement

	Level 1	Level 2	Level 3	Total Fair Value	Total Carrying Value
	USD	USD	USD	USD	USD
As at December 31, 2021:					
Current assets					
Other assets	17,985	–	–	17,985	17,985
Bank balances and cash	861,098	–	–	861,098	861,098
Total assets	879,083	–	–	879,083	879,083
Current liabilities					
Accrued expenses and other payable	206,073	–	–	206,073	206,073
Total liabilities	206,073	–	–	206,073	206,073

2.7   Cash

Cash comprises current account balances with banks. The carrying value approximates fair value.

	2021
	USD
Current accounts with third-party banks	858,001
Current accounts with Citco banks	3,097
	861,098

2.8   Liquidity

The Company has incurred recurring losses from operations and may incur additional losses in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date this financial statement is available to be issued.

Citco Securities Inc.

Notes to the Financial Statement

2.9 Recent Accounting Pronouncements

On December 18, 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is expected to reduce the cost and complexity related to accounting for income taxes.

The ASU removes certain exceptions to the general principles in ASC 740, Income Taxes, thereby eliminating the need for an entity to analyse whether they apply in a given accounting period:

The amendments in ASU 2019-12 are effective for fiscal years beginning after December 15, 2020. The Company has adopted the amendment from January 01, 2021 and there was no material impact from ASU 2019-12 in the Company's financial statement.

2.10 Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified other assets carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company did not record any allowances for credit losses at December 31, 2021.

Citco Securities Inc.

Notes to the Financial Statement

3. Deferred Taxes

The following are the major deferred tax assets recognized by the Company and the related movements during the year:

	2021
	USD
Deferred tax asset	(51,532)
Valuation allowance	51,532
Net deferred tax asset as at December 31,	0

The Company has net operating losses which are scheduled to expire starting on December 31, 2031. A full valuation allowance has been applied to the related deferred tax asset, as it is not more likely than not that the net operating loss carry forward will be utilized.

4. Related party transactions

The Company receives services from Citco (Canada) Inc. for the rental of premises, from Citco Banking Corporation N.V. and Citco Bank and Trust Company (Bahamas) Limited - Bank, for custody related services for its money market activities, from Citco Bank Canada for custody related services for its money market activities and personnel expenses and from Citco Capital Solution Inc. for personnel expense relating to the introducing of seller to buyer in a secondary sale of a private placement. The Company also settles its transaction fee with Citco Bank Canada as clients' bank accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange rate.

Citco Securities Inc.
Notes to the Financial Statement

At December 31, 2021 the accrued expenses and other payable balance includes the following related party balances:

	2021
	USD
To Citco Capital Solutions Inc.	118,650
To Citco Bank Canada	171
To Citco Banking Corporation N.V.	56
	118,877

5. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a)   Strategic risk: the risk to prospective earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment.

(b)   Market risk, which includes two types of risk:

Currency risk: the current or prospective risk to earnings and/or capital from adverse movements in foreign exchange rate exposures; and

Interest rate risk: the current or prospective risk to earnings and/or capital from adverse movements in interest rate exposures due to interest rate mismatches between assets and liabilities.

(c)   Credit risk: the current or prospective risk arising from counterparty's failure to meet the terms of any contract with the Company or its failure to perform as agreed.

(d)   Liquidity risk: the risk of an inability to meet payment obligations when they fall due and to replace funds when they are withdrawn.

(e)   Operational risk: the risk of loss resulting from people, inadequate or failed internal processes and systems or from external events.

Citco Securities Inc.

Notes to the Financial Statement

(f)   Capital adequacy risk: the risk that the capital position is not consistent with the Company's overall risk profile and strategy, and it therefore, holds an inappropriate level of capital against its minimum regulatory capital requirements.

Market risk

It is the Company's policy not to actively enter into market risk positions. The Company maintains a Canadian dollar bank account to pay the majority of its expenses, and there is no other foreign currency exposure. The Company's revenue is earned in US dollars, and most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The Company's financial instruments include USD 6,706 net exposure to the Canadian dollar as at December 31, 2021.

A 5% increase or decrease in US dollar foreign currency exchange rates, all other factors being equal, at December 31, 2021 would have decreased or increased net loss by approximately USD 335.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk. The Company has USD 5,545 in other assets which includes USD 4,701 for 2021 Harmonized Sales Tax (HST) receivable; and USD 844 of accrued income.

Liquidity risk management

The following table details the Company's remaining contractual maturity for its financial assets and liabilities. The table is based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

The table below summarizes the Company's exposure to liquidity risk:

Citco Securities Inc.

Notes to the Financial Statement

	Up to 1 month	1-3 months	Total
	USD	USD	USD
As at December 31, 2021:			
Current assets			
Other assets	843	4,701	5,544
Bank balances and cash	861,098	-	861,098
Total assets	861,941	4,701	866,642
Current liabilities			
Accrued expenses and other payable	58,244	147,829	206,073
Total liabilities	58,244	147,829	206,073
On-balance sheet surplus/(deficit)	803,697	(143,128)	660,569

Legal and regulatory risk

The Company is subject to rules and regulations from the SEC, the Ontario Securities Commission ("OSC"), and FINRA. The Company has consultants in the United States of America and in Canada to assist management with compliance of regulatory developments.

COVID-19

During 2021, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2021	1
Issuance of new shares	-
As at December 31, 2021	1

Citco Securities Inc.

Notes to the Financial Statement

7. Other assets

Prepaid expenses consist of cash paid in advance of services rendered.

Other assets consist of prepaid expenses, HST receivables, and accrued income.

	2021
	USD
Prepaid expenses	12,441
HST receivables	4,701
Accrued Income	843
	17,985

8. Contingencies and other regulatory matters

Legal Matters

The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statement.

Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Citco Securities Inc.

Notes to the Financial Statement

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of USD 5,000 and 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of approximately USD 651,564, which is USD 637,826 in excess of the required minimum net capital. The Company's net capital ratio was 0.32 to 1 at December 31, 2021.

Citco Securities Inc.

Notes to the Financial Statement

10. Subsequent events

The Company has evaluated subsequent events up to and including the date that this financial statement were issued. The Company has determined there were no events or transactions during such period which would require recognition or disclosure in this financial statement.